March 1, 2006

Mr. Michael Fay

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3563

Re:	The Walt Disney Company
Form 10-K for the fiscal year ended October 1, 2005
File No. 001-11605

Dear Mr. Fay:

This letter responds to the comments contained in your letter dated January 23, 2006 relating to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended October 1, 2005. The numbered items below correspond to the numbered comments in your letter with the text in bold repeating the SEC staff’s original comment. For convenience, the terms "Company", "our" and "we" are used to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

1.	Item 7. Management’s Discussion and Analysis, page 33 Accounting Policies and Estimates, page 55

It appears that much of the information disclosed for “Film and Television Revenues and Costs,” “Goodwill, Intangible Assets, Long-lived Assets and Investments,” “Income Tax Audits” and “Stock Option Compensation Expense” repeats information already contained in the notes to the financial statements. Disclosures here should supplement, not duplicate, the information disclosed in the notes. Also, you should address specifically why your accounting estimates or assumptions bear the risk of change. In this regard, it appears that the content throughout this section should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change and have caused material differences between estimated amounts and actual results, or the factors for which it is reasonably possible that actual results could materially differ from amounts estimated. To the extent practicable and material, you should provide quantitative disclosure of these factors, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of FR-72 for further guidance. Please revise your disclosure as indicated.

Mr. Michael Fay

March 1, 2006

Company Response

We believe the Accounting Policies and Estimates section of our Management’s Discussion and Analysis specifically highlights our most sensitive estimates and the primary factors that may cause variability in actual results and believe this discussion is consistent with the guidance in Section V of FR–72. However, in response to the Staff's comment, commencing with our quarter ending April 1, 2006, and subsequent 10-K filings, we will expand our discussion of why certain of our accounting estimates and assumptions may change as well as the factors which are most sensitive to a change which could cause actual results to significantly differ from previous estimates. Our proposed disclosures for each of the four Accounting Policies and Estimates areas noted by the Staff are included as

Attachment 1.

2.	Stock Compensation Expense, Page 58

Please explain to us and disclose why you chose to use the simplified method rather than your historical experience in determining the expected term, and what, if any, material difference results between the two in the computation of the estimated amount of expense. Also, disclose that, in accordance with SAB 107, the simplified method is not expected to be used beyond December 31, 2007. In this regard, disclose your plans in developing another method to determine the expected term of grants.

Company Response

As disclosed in footnote 10 to the consolidated financial statements in our fiscal 2005 Form 10-K, we shortened the contractual term of new stock option grants from ten years to seven years effective with our January 3, 2005 stock option grant. Prior to that time, we assumed an expected term of six years, which was based on historical exercise experience for ten-year options. We determined that this experience was inappropriate for seven-year options, and therefore applied the simplified method set out in SAB 107.  If we had used the six-year term assumption in fiscal 2005, our stock option expense for fiscal 2005 would have been approximately $3 million higher than that reported.

We do not intend to use the simplified method for stock option grants made after December 31, 2007 and will develop a term assumption based on the exercise history of the new seven-year options, as well as a statistical analysis of our option exercise history for ten-year options adjusting for the difference in contractual term. Additionally, the Company is considering the use of alternative valuation methodologies including the binomial lattice model.

If we continue to use the simplified method, we will clarify in future filings why we selected this method and disclose that the simplified method will not be used for grants made after December 31, 2007.

Mr. Michael Fay

March 1, 2006

3.	Financial Statements, page 73 Notes to Consolidated Financial Statements, page 80 Note 2. Summary of Significant Accounting Policies, page 84 Accounting Changes, page 84 EITF 00-21, page 87

Please explain to us in detail why the NFL and other programming within the arrangement with ESPN affiliates are not separate units of accounting, relative to the criteria in paragraph 9 of EITF 00-21, and the basis for your present allocation of revenue for this arrangement. Explain to us whether or not you have other affiliate arrangements that are accounted for in accordance with EITF 00-21, and how your accounting for these other arrangements compares to your accounting for the ESPN affiliate arrangement.

Company Response

In considering whether any of the major sports programming aired on the ESPN network, including NFL programming, qualifies as a separate unit of accounting under ESPN’s arrangements with its affiliates, we looked to paragraph 9 of EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), which states that all three of the following criteria must be met in order for a deliverable to be considered a separate unit of accounting:

a.	The delivered item(s) has value to the customer on a standalone basis.
b.	There is objective and reliable evidence of the fair value of the undelivered item(s).
c.

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

a. Delivered Item Has Stand Alone Value

In order for a delivered item to have stand alone value, EITF 00-21 requires that a) another vendor sell the delivered item separately or b) the customer has the right to resell the item on a standalone basis. Our contract with the NFL, as well as our other major sports rights contracts, prohibits ESPN and its affiliates from reselling the live airing of sports programming to other television broadcasters.

Although there are vendors (e.g. cable and satellite broadcasters) who sell NFL and other sports programming game packages on a stand alone basis, none of these packages include games for which ESPN has broadcast rights. Further, we evaluated whether the sports packages sold on a standalone basis by other vendors are similar to the sports programming aired on the ESPN network and determined that the programming provided by ESPN is unique because the games and game times are unique. For example, the Sunday Night Football game aired by ESPN is licensed exclusively to ESPN and is not licensed to any other vendor. It is also the only NFL game aired in this time slot. We have similar game and time slot exclusivity in our NBA, MLB and all other significant sports programming rights contracts.

Mr. Michael Fay

March 1, 2006

Accordingly, we concluded that our various sports programs, including the NFL, do not have separate standalone value as ESPN and its affiliates are contractually precluded from re-licensing (i.e. reselling) the programming and no other vendor broadcasts sports packages with the exclusive game and time slot rights that are unique to our contracts.

b. Objective and Reliable Evidence of Fair Value

We concluded that separating NFL and other sports programming as individual accounting units is not appropriate because it is not possible to objectively and reliably measure, on a stand alone basis, the fair value of the sports programs and all other programming (e.g. SportsCenter) aired on the ESPN network. The reasons for this conclusion are:

•

We offer only an integrated package of sports programming and do not offer individual sports programs to our affiliates, nor can our affiliates offer ESPN to their subscribers on other than a fully integrated basis. Thus, we have no objective or reliable evidence of fair value of our individual sports programming.

•

No other cable sports programming network has the rights to broadcast ESPN sports programming and therefore we cannot identify any comparable rates charged to their affiliates which would provide objective and reliable evidence of fair value of any particular group of our programming.

•

ESPN’s rights under its significant sports contracts provide game and time slot exclusivity. These rights impact the value of the program and are different from the rights and related fair value for competitors’ sports programming.

c. Right of Return

In the context of a broadcasting business, a general right of return concept is not applicable.

Overall Conclusion

In order to have a separate unit of accounting, all three of the criteria in EITF 00-21, paragraph 9 must be met. Based on our determination that we do not meet the requirements of paragraphs 9a or 9b, we are required to account for our ESPN affiliate arrangement as a single unit of accounting. Accordingly, we recognize monthly subscriber fees (calculated as the number of subscribers served by the affiliate multiplied by the subscriber fee stipulated in our arrangement) earned under ESPN’s affiliate arrangements as a single deliverable arrangement. Finally, for similar reasons, none of our other affiliate arrangements require us to recognize separate units of accounting under the provisions of EITF 00-21.

4.	Revenue Recognition, page 88

Please explain to us your basis for deferring revenue associated with annual programming commitments with cable providers until the related commitments are satisfied. Tell us the accounting guidance upon which you rely in support of such treatment.

Mr. Michael Fay

March 1, 2006

Company Response

Since fiscal 2004, ESPN has entered into agreements with its affiliates that commit it to provide a minimum number of hours of live sports programming during each year of the contract term. These commitments are satisfied by broadcasting events and related programming covering any of eight specified sports (NFL, NBA, MLB, NHL, college sports, motor sports, golf, and tennis). The live sports programming commitments are measured on an annual basis, and ESPN is required to rebate a portion of the fees previously received during the year from the affiliates if the minimum threshold is not met.

We considered the guidance contained in SAB Topic 13 (as revised by SAB No. 104) in evaluating this contract provision. SAB Topic 13.A.4.(a) Refundable Fees for Services states:

A sales price or fee that is variable until the occurrence of future events (other than product returns within the scope of FAS 48) generally is not fixed or determinable until the future event occurs. The revenue from such transaction should not be recognized in earnings until the sales price or fee becomes fixed or determinable. Moreover, revenue should not be recognized in earnings by assessing the probability that significant but unfulfilled terms of a contract will be fulfilled at some point in the future. Accordingly, the revenue from such transactions should not be recognized in earnings prior to the refund privileges expiring.

We determined that FAS 48 does not apply to ESPN since the concept of returning a previously broadcasted service is not applicable.

We also considered whether the performance obligations were “inconsequential or perfunctory” under SAB Topic 13.A.3.(c), Inconsequential or Perfunctory Performance Obligations, which states:

Remaining activities are not inconsequential or perfunctory if failure to complete the activities would result in the customer receiving a full or partial refund or rejecting the products delivered or services performed to date.

We determined that the obligations were not inconsequential or perfunctory because affiliates would receive a partial refund if the obligations were not met.

Although we are highly confident that ESPN can and will meet the programming commitments, based on the guidance contained in SAB Topic 13, we believe that ESPN is precluded from recognizing the refundable portion of the monthly subscriber fee until ESPN broadcasts cumulative hours of qualifying programming in excess of the contractual thresholds.

5.	Please explain to us and disclose the period over which revenue associated with non-expiring multi-day tickets is recognized.

Company Response

We recognize revenue from non-expiring multi-day tickets based on historical usage patterns over a three-year time period. The majority of the revenue is recognized in the quarter during which the ticket is first used because historical usage patterns indicate that the majority of the available days on the ticket are used during the guest’s initial visit. We also record our estimate of permanent breakage (days that will never be used) in the quarter during which the ticket is first used because the majority of the related

Mr. Michael Fay

March 1, 2006

revenue is recognized during this period. The remaining revenue is recognized ratably over a three-year period of time which is consistent with historical usage patterns.

We will include disclosure of the period over which we recognize revenue for the non-expiring multi-day tickets in future filings.

6.

Please explain to us and disclose when royalties underlying merchandise licensing advances and guarantee royalty payments are considered earned such that the revenue associated with licensing advances and royalty payments may be recognized.

Company Response

Many of our merchandise licensing contracts provide for nonrefundable advances or minimum guaranteed royalty payments. These payments are initially recorded as unearned revenue. Revenue is considered earned and is recognized based on the contractual royalty rate when the licensed product is actually sold by the licensee. Any excess of the non-refundable advances or minimum guaranteed royalty payments over the royalties earned is recognized as revenue at the end of the contract term.

We will include disclosure of when non-refundable advances and minimum guarantee royalty payments are considered earned in future filings.

7.	Note 4. Investments, page 93 Euro Disney and Hong Kong Disneyland, page 93

Please explain to us why you believe that you are the primary beneficiary of Euro Disney. Your response should include a detailed analysis of each paragraph within FIN 46R that you considered in arriving at your conclusion, including the paragraphs that you believe are not applicable and the reason why not applicable.

Company Response

We performed an extensive review of the facts and circumstances surrounding our investment in Euro Disney (ED) and concluded that we are the primary beneficiary and thus were required to consolidate ED under FIN 46R. As background, at the time of our initial assessment of FIN 46R, we had a 39% ownership interest in the equity of ED. The remaining 61% was owned primarily by public shareholders. We have a license agreement with ED under which we license our intellectual properties (e.g. characters) to ED for a royalty fee based on a percentage of revenue. Additionally, pursuant to the charter of ED, we exercise day-to-day management control of ED in exchange for a fee based on a percentage of revenue. Accordingly, we control all important decisions such as capital allocation for and development of new attractions, operating hours, hiring of senior management, and ticket, hotel, and merchandise pricing, etc. Lastly, the Company had an outstanding line of credit balance and notes receivable with ED as of the date of adoption of FIN 46R.

In completing our assessment of FIN 46R, we considered each aspect of FIN 46R as follows:

Mr. Michael Fay

March 1, 2006

Assessment of whether ED is an entity within the scope of FIN46R

We reviewed the provisions of paragraph 3 of FIN 46R and concluded that ED met the definition of an entity. We then reviewed paragraph 4 of FIN 46R to determine if ED met any of the scope exceptions. We did not identify any provisions in paragraph 4 which indicated that the Company was exempt from considering the provisions of FIN 46R on ED. As a result, we concluded that the provisions of FIN 46R should be considered relative to our investment in ED.

Assessment of whether Disney has any variable interests in ED

In accordance with paragraph 6 of FIN 46R, we evaluated whether the Company had significant variable interests in ED. Based on our 39% equity interest, the line of credit and notes receivable and our royalty and management arrangements with ED from which we are entitled to receive a fee calculated as a percentage of revenue, we concluded that we held significant variable interests in ED.

Assessment of whether ED is a variable interest entity

In assessing whether ED is a variable interest entity, we evaluated paragraph 5b(1) which discusses whether the equity holders as a group have the ability, through voting or similar rights, to make decisions about ED’s activities that have a significant impact on ED. As described above, the Company has a management arrangement with ED under which we exercise control over day-to-day operating and management decisions such as development of new attractions, operating hours, hiring of senior management, and ticket, hotel, and merchandise pricing. A further important consideration is that the Company cannot be removed as the manager except in the case of fraud or gross misconduct. Additionally, we note that certain of ED’s debt agreements generally limited capital expenditures to 3% of revenue. This restrictive covenant greatly limits the ability of ED to build new attractions. The continued building of new attractions is integral to generating continued interest and visitation to ED. Accordingly, we concluded that the equity holders as a group do not have the ability to make decisions about ED’s activities that have a significant impact on ED as these rights reside principally with the Company through the management arrangement and to a lesser extent with the lenders due to the capital expenditures covenant.

Identify all other parties which hold variable interests

In order to determine the primary beneficiary, we identified all other parties which held variable interests in ED. Parties identified included the 61% third-party shareholders in ED and over twenty financial institutions, including a French state bank, which had outstanding debt arrangements with ED.

Determine if any of the variable interest holders are related parties (including de facto agents as defined by FIN 46R)

We considered the guidance of paragraph 16 to determine if any of the parties who held variable interests should be combined and considered related parties of each other. Based on our review of the criteria in paragraph 16, we did not identify any variable interest holders that should be considered related parties (individually or combined).

Identify the primary beneficiary, if any

We performed an analysis of the allocation of expected losses and returns due to the variability in the fair value of ED’s net assets, exclusive of variable interests, as required by paragraph 14 of FIN 46R.

Mr. Michael Fay

March 1, 2006

Our analysis concluded that the Company bore greater than 50% of the expected losses, as defined by FIN 46R, in ED. Accordingly, in accordance with paragraph 14, we were required to consolidate ED.

Paragraphs not applicable in determining the primary beneficiary

The Staff has asked us to specifically identify those paragraphs that we did not believe were applicable to our identification of the primary beneficiary of ED. We note that paragraphs 1 – 17 of FIN 46R are the critical paragraphs in identifying the primary beneficiary. We did not believe that paragraph 11 was applicable as ED is not a development stage enterprise. Additionally, we did not believe that paragraph 17 was applicable because we did not identify any related parties as a result of applying the guidance in paragraph 16.

8.

We noted in a press release dated September 12, 2005 and other similar press releases on your website that Hong Kong Disneyland is referred to as a “joint venture” with the Hong Kong government. Please explain to us how this entity is within the scope of FIN 46R relative to paragraph 4(h)(1) of FIN 46R.

Company Response

Although we have sometimes referred to Hong Kong Disneyland (HKDL) as a joint venture outside of an accounting context, we do not believe that it qualifies as a joint venture as used in paragraph 4(h)(1) of FIN 46R.

HKDL is owned 43% by the Company and 57% by the Government of the Hong Kong Special Administrative Region (Hong Kong SAR). Additionally, the Company has a management agreement with HKDL under which we exercise control over day-to-day operating and management decisions such as development of new attractions, operating hours, hiring of senior management, and ticket, hotel, and merchandise pricing. Further, we have a royalty arrangement with HKDL under which we license our intellectual properties (e.g. characters) to HKDL for a fee based on a percentage of revenue. The Hong Kong SAR does not have the ability to remove the Company as the manager unless the Company commits certain fraudulent acts. In the event that we were wrongfully removed as the manager, the licensing arrangements between HKDL and the Company for our characters, attractions and brands would cease, which we believe would have a significant adverse impact on the viability of the park. Due to the significant control that we exert through our contractual management arrangement with HKDL, we do not believe that HKDL is an operating joint venture which would qualify for the scope exception in paragraph 4(h)(1) of FIN 46R.

9.

We note that the Hong Kong government has a 57% ownership interest in Hong Kong Disneyland compared to your 43% interest. Assuming that FIN 46R applies, please explain to us why you believe that you are the primary beneficiary of Hong Kong Disneyland. Your response should include a detailed analysis of each paragraph within FIN 46R that you considered in arriving at your conclusion, including the paragraphs that you believe are not applicable and the reason why not applicable.

Company Response

We performed an extensive review of the facts and circumstances surrounding our investment in HKDL and concluded that we are the primary beneficiary and thus were required to consolidate HKDL under FIN 46R. As background, at the time of our initial assessment of FIN 46R, we had a 43% ownership interest in the equity of HKDL. The remaining 57% was owned by the Hong Kong SAR. We have a

Mr. Michael Fay

March 1, 2006

royalty agreement with HKDL under which we license our intellectual properties (e.g. characters) for a fee based on a percentage of revenue. Additionally, we also have a management agreement through which we exercise day-to-day management control of HKDL in exchange for a base fee calculated as a percentage of revenue and a variable fee calculated as a percentage of earnings before interest, taxes, depreciation and amortization as defined in the management agreement (EBITDA).

In completing our assessment of FIN 46R, we considered each aspect of FIN 46R as follows:

Assessment of whether HKDL is an entity within the scope of FIN46R

We reviewed the provisions of paragraph 3 of FIN 46R and concluded that HKDL met the definition of an entity. We then reviewed paragraph 4 of FIN 46R to determine if HKDL met any of the scope exceptions. We did not identify any provisions in paragraph 4 which indicated that the Company was exempt from considering the provisions of FIN 46R on HKDL. As a result, we concluded that the provisions of FIN 46R should be considered relative to our investment in HKDL.

Assessment of whether Disney has any variable interests in HKDL

In accordance with paragraph 6 of FIN 46R, we evaluated whether the Company had significant variable interests in HKDL. Based on our 43% equity interest and our royalty and management fees from HKDL, which are calculated based on revenues and EBITDA (as described above), we concluded that we held significant variable interests in HKDL.

Assessment of whether HKDL is a variable interest entity

We evaluated HKDL under paragraph 5b(1), which discusses whether the equity holders as a group have the ability, through voting or similar rights, to make decisions about HKDL’s activities that have a significant impact on HKDL. As described above, the Company has a management agreement with HKDL under which we exercise control over day-to-day operating and management decisions such as development of new attractions, operating hours, hiring of senior management, and ticket, hotel, and merchandise pricing, etc. A further important consideration is that the equity holders generally do not have the right to remove the Company as the manager unless the Company commits certain fraudulent acts. Accordingly, we concluded that the equity holders as a group do not have the ability to make decisions about HKDL’s activities that would have a significant impact on HKDL as significant management rights reside with the Company through the management agreement.

Identify all other parties which hold variable interests

In order to identify the primary beneficiary, we identified all other parties which held variable interests in HKDL. Parties identified included the two shareholders (the Company and the Hong Kong SAR) and the financial institutions which have provided credit facilities to HKDL.

Determine if any of the variable interest holders are related parties

Prior to performing an expected loss calculation in accordance with paragraph 14 of FIN46R, we evaluated the related party provisions of paragraph 16. Pursuant to paragraph 16(d)(1), if there is an agreement that the equity holders (the Company and the Hong Kong SAR) cannot sell, transfer or encumber their interest in HKDL without the prior approval of the other party, then the equity holders would be deemed to be de facto agents of each other and are consequently, related parties. The provisions of the agreements between the Company and the Hong Kong SAR do not allow for the sale, transfer, or encumbrance of the equity shares without the approval of all of the parties. Accordingly, we concluded that the Company and the Hong Kong SAR are related parties.

Mr. Michael Fay

March 1, 2006

Identify the primary beneficiary, if any

We prepared an analysis of the allocation of expected losses due to the variability in the fair value of HKDL’s net assets exclusive of variable interests as required by paragraph 14 of FIN 46R. Our analysis concluded that the related party group of the Company and the Hong Kong SAR bore greater than 50% of the expected losses in HKDL.

Thus, in accordance with paragraph 17, we were required to determine the party within the related party group which is most closely associated with the variable interest entity. This party would be required to consolidate HKDL. Paragraph 17 lists four criteria to consider in making this evaluation. We do not believe that the criteria in paragraphs 17a (existence of a principal – agency relationship) had any determinative impact on this evaluation.

Paragraph 17b requires us to evaluate the relative importance of the relationship and significance of the activities of HKDL to the Company versus the Hong Kong SAR. HKDL is a “Disney” branded theme park utilizing “Disney” attractions and characters which have proven to be popular in our other parks around the world. Also, the Company acts as the day-to-day manager of HKDL and has significant expertise in the operation and management of a theme park. Through this arrangement, the Company effectively controls the activities and operations of HKDL. Although, the Hong Kong SAR does have a financial interest in the park, it does not have day-to-day decision making responsibilities. Accordingly, our evaluation of paragraph 17b indicates that the Company is more closely aligned with HKDL than is the Hong Kong SAR.

Although the Company's analysis under paragraph 17 was primarily qualitative in nature, paragraph 17c requires us to evaluate each party’s exposure to expected losses as defined by FIN 46R. Due to our management and royalty fees and our 43% ownership of the equity of HKDL, we are exposed to a substantial portion of the expected losses of HKDL.

Paragraph 17d requires us to evaluate the design of the entity. HKDL was intentionally designed to ensure that the Company maintained day-to-day control over the operations of the park and its intellectual properties.

Based on the weight of all of the evidence, we concluded that HKDL, as a “Disney” branded and operated theme park in which the Hong Kong SAR has no rights to remove the Company as the manager, is more closely aligned with the Company. Accordingly, we concluded that we should consolidate HKDL in our consolidated financial statements.

Paragraphs not applicable in determining the primary beneficiary

The Staff has asked us to specifically identify those paragraphs that we did not believe were applicable to our identification of the primary beneficiary of HKDL. We note that paragraphs 1 – 17 of FIN 46R are the critical paragraphs in identifying the primary beneficiary. We believe that each of these paragraphs was relevant to our consideration of whether we were the primary beneficiary of HKDL, as set forth above.

Mr. Michael Fay

March 1, 2006

10.	Note 7. Income Taxes, page 104

Please explain to us your basis for the amounts recorded in regard to the excess tax reserves released in 2005 and 2004 and the reason for the difference from actual amounts settled.

Company Response

The Company records tax reserves in accordance with established accounting policies regarding accounting for income taxes. The tax reserves recorded represent a provision for the Company’s best estimate of the taxes expected to be paid based upon all available evidence recognizing that over time, as more information is known, these reserve amounts may require adjustment. The likelihood that a tax exposure will be discovered by the taxing authority upon examination is not considered in determining the probability of loss nor in developing our estimate of the loss amount. All tax reserves relate to specific exposures and a general contingency reserve is not provided.

The substantial majority of the tax reserves released in 2005 and 2004 resulted from the final settlement in September 2005 and September 2004 of federal income tax examinations covering our tax years 1996 to 2000 and 1993 to 1995, respectively. The actual amounts settled with respect to each examination cycle were the result of lengthy negotiations involving the interpretation of complex federal income tax laws in the context of complicated fact patterns. The sheer volume of factual information which had to be developed and considered is evidenced by the duration of these examinations. The examination of the 1993-1995 tax years commenced in June 1997; five major unagreed issues were appealed; and a closing agreement was finally signed in September 2004. While that examination was in appeals, the examination of the 1996-2000 tax years commenced in April 2003. The last proposed assessment from that cycle was agreed to in September 2005 and the Revenue Agent’s Report was issued in October 2005.

Differences between the reserves recorded and the actual amounts settled can be attributed to the substantial number of tax years involved in these settlements; the numerous complex and, in some cases, novel issues presented; the extensive factual determinations involved; the course of the negotiations between the Company and the tax authorities; and the complex interaction of the individual matters settled in computing the final liabilities with respect to each cycle.

11.	Note 8. Pension and Other Benefit Programs, page 107

In the “Reconciliation of funded status for the plans and the amounts included in the Company’s Consolidated Balance Sheets” table, please explain to us and, in accordance with paragraph 5(r) of FAS 132R, disclose the reason for the material change in the “Actuarial gain/(loss)” line under “Projected benefit obligations” for both pension plans and postretirement medical plans.

Company Response

The changes in the actuarial gain/(loss) for our pension and postretirement medical plans are almost entirely attributable to the decrease in our discount rate from 6.30% for the 2004 actuarial valuation, to 5.25% for the 2005 valuation. To reflect this, in the Plan Funded Status section on page 108 of our Form

Mr. Michael Fay

March 1, 2006

10-K, we included a sentence that attributed the increase in the additional minimum pension liability to the change in the discount rate.

In the future when appropriate, we will expand our disclosure to provide the reason(s) for material changes in the actuarial gains/(loss).

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-6977 or Brent A. Woodford, Senior Vice President Planning and Control, at (818) 560-5054 should you wish to discuss the contents of this letter.

Sincerely,

/s/ Thomas O. Staggs

Thomas O. Staggs

Senior Executive Vice President & Chief Financial Officer

cc:	Robert A. Iger, President and Chief Executive Officer

                 Brent A. Woodford, Senior Vice President, Planning & Control

ATTACHMENT 1

The following represents our fiscal 2005 Accounting Policies and Estimates section of our Management’s Discussion and Analysis modified to reflect the additional disclosures we are proposing as a result of the Staff’s comment.

Proposed Accounting Policies and Estimates Disclosure

Film and Television Revenues and Costs

We expense the cost of film and television productions over the applicable product life cycle based upon the ratio of the current period’s gross revenues to the estimated remaining total gross revenues (“ultimate revenues”) for each production. If our estimate of ultimate revenues decreases, amortization of film and television costs will be accelerated. Conversely, if estimates of ultimate revenues increase, film and television cost amortization will be slowed. For film productions, ultimate revenues include revenues from all sources that will be earned within ten years of the date of the initial theatrical release. For television series, we include revenues that will be earned within ten years of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode, if later. For acquired film libraries, remaining revenues include amounts to be earned for up to twenty years from the date of acquisition.

With respect to films intended for theatrical release, the most sensitive factor affecting our estimate of ultimate revenues (and therefore affecting film cost amortization and / or impairment) is domestic theatrical performance. Revenues derived from other markets subsequent to the domestic theatrical release (e.g. the home video or international theatrical markets) have historically been highly correlated with domestic theatrical performance. Domestic theatrical performance varies primarily based upon the public interest and demand for a particular film, the quality of competing films at the time of release as well as the level of marketing effort. Upon a film’s release and determination of domestic theatrical performance, the Company’s estimates of revenues from succeeding windows and markets are revised, based on historical relationships. The most sensitive factor affecting our estimate of ultimate revenues for released films is the extent of home video sales achieved. Home video sales vary based on the volume and quality of competing home video products as well as the manner in which retailers market and price our products.

With respect to television series or other television productions intended for broadcast, the most sensitive factor affecting estimates of ultimate revenues is the program’s rating. Program ratings, which are an indication of market acceptance, directly affect the Company’s ability to generate advertising revenues during the airing of the program. In addition, television series with greater market acceptance are more likely to generate incremental revenues through the eventual sale of the program rights in syndication. Alternatively, poor ratings may result in a television series cancellation, which would require the immediate write-off of any unamortized production costs.

We expense the cost of television broadcast rights for acquired movies, series and other programs based on the number of times the program is expected to be aired. Amortization of these television programming assets is accelerated if we reduce the estimated future airings and slowed if we increase the estimated future airings. The number of future airings of a particular program is impacted primarily by the program’s ratings in previous airings, expected advertising rates, and availability and quality of alternative programming. Accordingly, planned usage is reviewed periodically and is revised if necessary. Rights costs for multi-year sports programming arrangements are amortized based upon the ratio of the current period’s gross revenues to the estimated remaining total gross revenues or on a straight line basis, as appropriate. If our estimates of remaining total gross revenues decrease, rights costs amortization will be accelerated. Conversely, if estimates of remaining total gross revenues increase, rights costs amortization will be slowed.

Costs of film and television productions and programming rights for our broadcast businesses and cable networks are subject to valuation adjustments pursuant to applicable accounting rules. The net realizable value of the television broadcast program licenses and rights are reviewed using a daypart methodology. A daypart is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. The Company’s dayparts are: early morning, daytime, late night, primetime, news, children and sports (includes network and cable). The net realizable values of other cable programming assets are reviewed on an aggregated basis for each cable channel. Estimated values are based upon assumptions about future demand and market conditions. If actual

1

demand or market conditions are less favorable than our projections, film, television and programming cost write-downs may be required.

Goodwill, Intangible Assets, Long-lived Assets and Investments

Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) requires that goodwill and other intangible assets be tested for impairment on an annual basis. We completed our impairment testing as of October 1, 2005 and determined that there were no impairment losses related to goodwill and other intangible assets prior to the implementation of Emerging Issues Task Force Topic D-108, Use of the Residual Method to Value Acquired Assets Other than Goodwill (EITF D-108), as described under “Accounting Changes” below. In assessing the recoverability of goodwill and other intangible assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

SFAS 142 requires the Company to compare the fair value of each reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. For purposes of performing the impairment test for goodwill as required by SFAS 142, we established the following reporting units: Cable Networks, Television Broadcasting, Radio, Studio Entertainment, Consumer Products and Parks and Resorts. The Television Broadcasting reporting unit includes the Television Network and the owned and operated television stations. These businesses have been grouped together because their respective cash flows are dependent on one another.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate. The factor most sensitive to change with respect to our discounted cash flow analyses is the estimated future cash flows of each reporting unit which is, in turn, sensitive to our estimates of future revenue growth and margins for these businesses. If actual revenue growth and/or margins are lower than our expectations, the impairment test results could differ. To determine the fair value of the Television Network, we used a revenue multiple rather than a present value technique or a market multiple approach, as a present value technique would not capture the full fair value of the Television Network and there is little comparable market data available due to the scarcity of television networks. If there were a publicly disclosed sale of a comparable network, this may provide better market information with which to estimate the value of the Television Network and could impact our impairment assessment. We applied what we believe to be the most appropriate valuation methodology for each of the reporting units. If we had established different reporting units or utilized different valuation methodologies, the impairment test results could differ.

SFAS 142 requires the Company to compare the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values for goodwill and other indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values as appropriate.

The Company has cost and equity investments. The fair value of these investments is dependent on the performance of the investee companies, as well as volatility inherent in the external markets for these investments. In assessing potential impairment for these investments, we consider these factors as well as forecasted financial performance of our investees. If these forecasts are not met, impairment charges may be required.

Income Tax Audits

As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities, and periodically these audits result in proposed assessments. Our estimates of potential liability related to income tax audits are made in consultation with outside tax and legal counsel where appropriate and are based upon the expected outcome of proceedings (or negotiations) with taxing and legal authorities in consideration of applicable tax statutes and related interpretations and precedents. The actual outcome of such proceedings and the ultimate actual liability borne by the Company are subject to change based on a number of factors, including: the Company’s decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and the Company’s success in supporting its filing positions with taxing authorities.

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Stock Option Compensation Expense

Compensation expense for stock options is estimated on the grant date using a Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were 4.75, 6.0 and 6.0 years for the expected term and 27%, 40% and 40% for the expected volatility for fiscal years 2005, 2004 and 2003, respectively. Although, the initial fair value of stock options is not adjusted after the grant date, changes in the Company’s assumptions may change the value of, and therefore the expense related to, future stock option grants. The assumptions subject to the greatest variation are the expected term and assumed volatility. Increases or decreases in either the expected term or assumed volatility cause the Black-Scholes option value to increase or decrease, respectively.

The expected term assumption may change as the Company gains greater experience with the duration of time that employees hold their options. The expected term may also be influenced by the Company’s future stock performance and stock price volatility. If the expected term assumption of 4.75 years used by the Company during 2005 were increased or decreased by six months (i.e. to 5.25 or to 4.25 years), the weighted average Black-Scholes value of our 2005 stock option grants would have increased or decreased, respectively by approximately $0.40 or 5% per option.

The volatility assumption considers both historical and implied volatility and may be impacted by the Company’s performance as well as changes in economic and market conditions. If the assumed volatility of 27% used by the Company during 2005 were increased or decreased by 5 percentage points (i.e. to 32% or to 22%), the weighted average Black-Scholes value of our 2005 stock option grants would have increased or decreased, respectively by approximately $1.00 or 13% per option

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